









First Quarter 2011
Earnings Release and Supplemental Information

HOME PROPERTIES

Hunters Glen
Frederick, MD

Heritage Square
East Meadow, NY

850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • www.homeproperties.com



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
FIRST QUARTER 2011
TABLE OF CONTENTS



FOR IMMEDIATE RELEASE

Home Properties Reports First Quarter 2011 Results
FFO Per Share Exceeds Wall Street's Mean Estimate by 5 Cents

ROCHESTER, N.Y., May 5, 2011 – Home Properties (NYSE:HME) today released financial results for the first quarter ended March 31, 2011. All results are reported on a diluted basis.

"Year-over-year first quarter growth of 8.8% in same-store net operating income was the largest quarterly increase since the first quarter of 2007, contributing to results in Funds From Operations per share that were better than both internal and street expectations," said Home Properties' President and CEO Edward J. Pettinella. "This excellent performance continues to reflect the improving economic climate, the success of our property management and development operations, and the stability of our geographic markets."

Earnings per share ("EPS") for the quarter ended March 31, 2011 was $0.19, compared to $0.07 for the quarter ended March 31, 2010. The $0.12 increase in EPS was attributable to an increase in income from continuing operations from both the properties owned throughout 2010 and 2011 (the "Core" properties) and those acquired/developed subsequent to January 1, 2010 (the "Acquisition" properties).

For the quarter ended March 31, 2011, Funds From Operations ("FFO") was $43.2 million, or $0.86 per share, compared to $33.2 million, or $0.71 per share, for the quarter ended March 31, 2010, which equates to a 22% increase on a per-share basis. The first quarter 2010 FFO included $0.05 per share in costs related to record severe storms that increased snow removal costs and insurance costs from flooding in the Company's Mid-Atlantic and Boston area markets, respectively, that were non-recurring in 2011. First quarter 2011 FFO of $0.86 per share was $0.05 above both the analysts' mean estimate, as reported by Thomson, and the midpoint of the guidance range provided by management. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

First Quarter Operating Results

For the first quarter of 2011, same-property comparisons (for 104 Core properties containing 35,798 apartment units owned since January 1, 2010) reflected an increase in total revenues of 3.2% compared to the same quarter a year ago. Net operating income ("NOI") increased by 8.8% from the first quarter of 2010. Property level operating expenses decreased by 3.9% compared to the prior year quarter, primarily due to decreases in electricity, natural gas heating costs, property insurance, and snow and trash removal costs, which were partially offset by an increase in water and sewer expense.

Average physical occupancy for the Core properties was 95.3% during the first quarter of 2011, up from 94.8% during the first quarter of 2010. Average monthly rental rates of $1,151 represent a 2.2% increase compared to the year-ago period.

On a sequential basis, compared to the 2010 fourth quarter results for the Core properties, rental income (excluding utility recovery) increased 0.7% in the first quarter of 2011, total revenues increased 2.9%, expenses were up 6.5% and net operating income increased 0.5%. The sequential expense growth can be attributed to the typical seasonality of higher gas heating and snow removal costs incurred in the first quarter. Removing the effects of seasonality by reducing higher first quarter utility reimbursement income and gas and snow removal expenses to equal fourth quarter results, sequential NOI would be up 1.6%. Average physical occupancy increased 0.2% to 95.3%.

Physical occupancy for the 3,063 apartment units acquired/developed between January 1, 2010 and March 31, 2011 averaged 94.0% during the first quarter of 2011, at average monthly rents of $1,272.

Acquisitions/Dispositions

There were no acquisitions or dispositions of apartment communities during the first quarter of 2011.

On April 19, 2011, the Company acquired Hunters Glen, a 108-unit apartment community located in Frederick, Maryland for a total $7.0 million. The property is currently 94.4% occupied at monthly rents averaging $963. The projected weighted average first year capitalization rate is 7.2% after allocating 2.7% of rental revenues for management and overhead expenses and before normalized capital expenditures. The property, built in 1984, includes six garden-style buildings and will be managed with Home Properties' Elmwood Terrace Apartments, located across the street. Hunters Glen is located less than one mile from historic downtown Frederick, is 45 miles northwest of Washington, D.C. and 50 miles west of Baltimore. Acquisition costs of approximately $83,000 will be included in other expenses in the second quarter of 2011.

Development

Phase One of The Courts at Huntington Station, comprised of 202 units, is complete with 98.5% of the units leased. Construction of Phase Two, which will have 219 units, is scheduled to be completed in the second quarter of 2011 and is projected to reach stabilized occupancy a year later.

The Company previously announced the groundbreaking of The Apartments at Cobblestone Square, located in Fredericksburg, Virginia. The 314-unit, class-A community will feature eight four-story buildings and a refurbished 100-year-old rail depot. The first of the eight apartment buildings, along with the rail depot renovation and amenities, is slated for completion in late 2011. The entire project should be completed in 2012.

Capital Markets Activities

As of March 31, 2011, the Company's ratio of debt-to-total market capitalization was 46.6% (based on a March 31, 2011 stock price of $58.95 to determine equity value), with $42.5 million outstanding on its $175 million revolving credit facility and $11 million of unrestricted cash on hand. Total debt of $2.6 billion was outstanding, at rates of interest averaging 5.1% and with staggered maturities averaging approximately seven years. Approximately 90% of total indebtedness is at fixed rates. Interest coverage for the quarter averaged 2.3 times and the fixed charge ratio averaged 2.2 times.

The Company has an At-The-Market (ATM) equity offering program through which it may sell up to 3.6 million common shares. During the first quarter, 841,000 shares were issued at an average price of $56.51 generating net proceeds of $46.6 million. As of March 31, 2011, there were 2.8 million common shares remaining under this program.

Outlook

Based on first quarter 2011 results, the Company has increased the midpoint of its prior guidance by five cents to $3.43 and the range of FFO per share to $3.37 to $3.49 from $3.30 to $3.46. This guidance range reflects management's current assessment of economic and market conditions.

The quarterly breakdown for the balance of 2011 guidance on FFO per share results remains unchanged and is as follows: Second quarter $0.82 to $0.86; third quarter $0.83 to $0.87; fourth quarter $0.86 to $0.90.

Dividend Declared

The Company announced a regular cash dividend on the Company's common shares of $0.62 per share for the quarter ended March 31, 2011. The dividend is payable on May 27, 2011 to shareholders of record on May 17, 2011 and is equivalent to an annualized rate of $2.48 per share. The current annual dividend represents a 3.9% yield based on the May 3 closing price of $62.84. Home Properties' common stock will begin trading ex-dividend on May 13, 2011.

Corporate Governance

At its Annual Meeting on May 3, 2011, stockholders elected eight directors, approved, on an advisory basis, the compensation of executive officers, voted to hold an advisory vote on executive compensation every year and approved the 2011 Stock Benefit Plan.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section, e-mail or facsimile upon request.

First Quarter 2011 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM ET to review and comment on the information reported in this release. To listen to the call, please dial 800-913-1647 (International 212-231-2900). An audio replay of the call will be available through May 11, 2011, by dialing 800-633-8284 or 402-977-9140 and entering the passcode 21510466. The Company webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of the website homeproperties.com.

Second Quarter 2011 Conference/Event Schedule

Home Properties is scheduled to participate in REITWeek 2011: NAREIT's Investor Forum® from June 7-9, 2011 in New York City. Management will present information and answer questions about its operations on Wednesday, June 8, from 3:45-4:15 PM. The audio presentation and related materials will be available at homeproperties.com in the "Investors" section.

Second Quarter 2011 Earnings Release and Conference Call

The second quarter financial results are scheduled to be released after the stock market closes on Thursday, August 4, 2011. A conference call, which will be simultaneously webcast, is scheduled for Friday, August 5, 2011 at 11:00 AM ET and is accessible following the above instructions.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast and Mid-Atlantic markets. Currently, Home Properties owns and operates 116 communities containing 38,972 apartment units. For more information, visit Home Properties' website at homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

First Quarter Results:	Avg. Physical Occupancy[(a)]		1Q 2011 Average Monthly Rent/	1Q 2011 vs. 1Q 2010 % Growth			
	1Q 2011	1Q 2010	Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[(b)]	95.3%	94.8%	$1,151	2.2%	3.2%	(3.9%)	8.8%
Acquisition Properties[(c)]	94.0%	NA	$1,272	NA	NA	NA	NA
TOTAL PORTFOLIO	95.2%	NA	$1,160	NA	NA	NA	NA

[(a)] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[(b)] Core Properties consist of 104 properties with 35,798 apartment units owned throughout 2010 and 2011.

[(c)] Acquisition Properties consist of 11 properties with 3,063 apartment units acquired/developed subsequent to January 1, 2010.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended March 31	
	2011	**2010**
Rental income	$127,421	$113,199
Property other income	13,924	12,610
Other income	53	58
Total revenues	141,398	125,867
Operating and maintenance	58,279	56,028
General and administrative	6,236	5,557
Interest	33,031	30,185
Depreciation and amortization	34,479	30,113
Other expenses	10	-
Total expenses	132,035	121,883
Income from continuing operations	9,363	3,984
Discontinued operations		
Income (loss) from discontinued operations	-	(462)
Gain (loss) on disposition of property	-	(11)
Discontinued operations	-	(473)
Net income	9,363	3,511
Net income attributable to noncontrolling interest	(2,139)	(874)
Net income attributable to common stockholders	$ 7,224	$ 2,637
Reconciliation from net income attributable to common stockholders to Funds From Operations:		
Net income available to common stockholders	$ 7,224	$ 2,637
Real property depreciation and amortization	33,815	29,723
Noncontrolling interest	2,139	874
(Gain) loss on disposition of property	-	11
FFO - basic and diluted [(1)]	$ 43,178	$ 33,245

[(1)] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, noncontrolling interest and extraordinary items plus depreciation from real property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended March 31	
	2011	**2010**
FFO – basic and diluted	$ 43,178	$ 33,245
FFO – basic and diluted	$ 43,178	$ 33,245
Acquisition costs of closed deals included in other expenses	10	-
Operating FFO [2]	$ 43,188	$ 33,245
FFO – basic and diluted	$ 43,178	$ 33,245
Recurring non-revenue generating capital expenses	(7,772)	(7,164)
Addback of non-cash interest expense	538	508
AFFO [3]	$ 35,944	$ 26,589
Operating FFO	$ 43,188	$ 33,245
Recurring non-revenue generating capital expenses	(7,772)	(7,164)
Addback of non-cash interest expense	538	508
Operating AFFO [2] [3]	$ 35,954	$ 26,589
Weighted average shares/units outstanding:		
Shares – basic	38,004.2	34,970.4
Shares – diluted	38,659.8	35,406.8
Shares/units – basic [4]	49,292.6	46,595.9
Shares/units – diluted [4]	49,948.2	47,032.3
Per share/unit:		
Net income – basic	$0.19	$0.08
Net income – diluted	$0.19	$0.07
FFO – basic	$0.88	$0.71
FFO – diluted	$0.86	$0.71
Operating FFO [2]	$0.86	$0.71
AFFO [3]	$0.72	$0.57
Operating AFFO [2] [3]	$0.72	$0.57
Common Dividend paid	$0.62	$0.58

[2] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of acquisition costs on closed deals.

[3] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $800 per apartment unit in 2011 and 2010. Non-cash interest expense of the exchangeable senior notes in accordance with ASC 470-20 (formerly APB14-1) has been added back for 2011 and 2010. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[4] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	March 31, 2011	December 31, 2010
Land	$ 606,026	$ 589,359
Construction in progress	91,299	119,992
Buildings, improvements and equipment	3,706,509	3,668,379
	4,403,834	4,377,730
Accumulated depreciation	(875,607)	(841,801)
Real estate, net	3,528,227	3,535,929
Cash and cash equivalents	10,887	10,782
Cash in escrows	35,475	34,070
Accounts receivable	12,702	12,540
Prepaid expenses	17,781	17,662
Deferred charges	14,511	15,079
Other assets	7,464	8,641
Total assets	$ 3,627,047	$ 3,634,703
Mortgage notes payable	$ 2,404,670	$ 2,424,214
Exchangeable senior notes	138,756	138,218
Line of credit	42,500	56,500
Accounts payable	15,948	20,935
Accrued interest payable	12,894	11,389
Accrued expenses and other liabilities	26,830	28,730
Security deposits	19,596	19,583
Total liabilities	2,661,194	2,699,569
Common stockholders' equity	749,356	720,893
Noncontrolling interest	216,497	214,241
Total equity	965,853	935,134
Total liabilities and equity	$ 3,627,047	$ 3,634,703
Total shares/units outstanding:		
Common stock	38,925.1	37,949.2
Operating partnership units	11,273.0	11,305.3
	50,198.1	49,254.5

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

###

OWNED COMMUNITY RESULTS

FIRST QUARTER 2011

	# of Units	Date Acquired	1Q '11 Rent/Mo.	1Q '11 Occup.	1Q '10 Occup.	1Q '11 versus 1Q '10 % Growth Rental Rates[(1)]	Total Revenue	Total Expense	Total NOI	1Q '11 % Co. NOI
Baltimore Region										
Annapolis Roads	282	6/17/2010	$ 1,231	88.8%	n/a	n/a	n/a	n/a	n/a	
Bonnie Ridge	960	7/1/1999	$ 1,083	94.2%	92.6%	3.0%	5.5%	(13.5%)	19.9%	
Canterbury Apartments	618	7/16/1999	$ 953	94.3%	94.4%	0.8%	1.8%	(2.3%)	4.6%	
Charleston Place	858	9/30/2010	$ 1,109	97.7%	n/a	n/a	n/a	n/a	n/a	
Country Village	344	4/30/1998	$ 957	97.0%	96.1%	4.8%	6.4%	(9.0%)	18.7%	
Dunfield Townhomes	312	11/1/2007	$ 1,132	96.1%	91.4%	2.5%	10.5%	(16.7%)	32.3%	
Falcon Crest	396	7/16/1999	$ 983	95.3%	92.0%	(0.0%)	8.7%	(14.3%)	26.7%	
Fox Hall Apartments	720	3/29/2007	$ 852	92.5%	93.6%	5.6%	7.2%	(2.3%)	17.1%	
Gateway Village	132	7/16/1999	$ 1,314	96.8%	97.0%	2.6%	4.1%	(0.7%)	6.9%	
Heritage Woods	164	10/4/2006	$ 1,091	98.2%	96.7%	5.1%	7.5%	(4.2%)	15.0%	
Middlebrooke Apartments	208	4/1/2010	$ 913	96.2%	n/a	n/a	n/a	n/a	n/a	
Mill Towne Village Apts	384	5/31/2001	$ 889	94.6%	94.2%	2.4%	2.7%	(12.7%)	16.1%	
Morningside Heights	1,050	4/30/1998	$ 878	93.1%	93.2%	2.2%	3.7%	(11.4%)	14.8%	
Owings Run	504	7/16/1999	$ 1,216	96.0%	95.9%	2.8%	4.1%	(11.7%)	12.9%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,188	93.6%	95.9%	4.3%	2.8%	(10.7%)	12.7%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,009	94.6%	94.3%	2.1%	3.0%	(0.0%)	5.4%	
Selford Townhomes	102	7/16/1999	$ 1,336	92.2%	94.4%	4.1%	(0.1%)	(11.6%)	6.7%	
The Coves at Chesapeake	469	11/20/2006	$ 1,217	89.8%	91.8%	3.0%	(1.4%)	(12.0%)	5.9%	
The Greens at Columbia	168	7/29/2010	$ 1,334	95.9%	n/a	n/a	n/a	n/a	n/a	
Timbercroft Townhomes	284	7/16/1999	$ 921	99.2%	99.7%	2.8%	1.5%	(9.8%)	8.7%	
Top Field	156	10/4/2006	$ 1,231	98.7%	96.4%	4.6%	8.2%	(10.5%)	18.8%	
Village Square Townhomes	370	7/16/1999	$ 1,142	95.8%	92.7%	2.6%	6.5%	(8.4%)	16.4%	
Westbrooke Apartments	110	4/1/2010	$ 802	93.6%	n/a	n/a	n/a	n/a	n/a	
Woodholme Manor	177	3/31/2001	$ 884	94.4%	92.1%	2.1%	5.7%	(9.9%)	18.8%	
Total Baltimore Region	9,440		$ 1,023	94.5%	93.9%	2.8%	4.5%	(9.2%)	14.6%	23.0%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,513	95.0%	93.4%	0.2%	2.7%	15.9%	(4.9%)	
Highland House	172	5/31/2006	$ 1,135	95.2%	97.8%	1.0%	(0.1%)	4.1%	(4.2%)	
Liberty Place	107	6/6/2006	$ 1,423	94.5%	98.7%	2.2%	(3.6%)	16.1%	(15.8%)	
Stone Ends	280	2/12/2003	$ 1,225	94.1%	94.3%	1.0%	2.4%	16.1%	(6.1%)	
The Heights at Marlborough	348	9/7/2006	$ 1,161	93.6%	94.0%	0.8%	(1.4%)	(2.1%)	(0.7%)	
The Meadows at Marlborough	264	9/7/2006	$ 1,116	96.0%	96.5%	1.1%	(0.9%)	8.1%	(10.0%)	
The Townhomes of Beverly	204	2/15/2007	$ 1,457	95.7%	97.5%	4.0%	1.6%	15.4%	(7.5%)	
The Village at Marshfield	276	3/17/2004	$ 1,134	96.4%	96.2%	2.5%	5.9%	21.1%	(3.8%)	
Westwoods	35	4/30/2007	$ 1,203	98.2%	96.6%	4.8%	1.5%	31.5%	(20.2%)	
Total Boston Region	2,382		$ 1,299	95.1%	95.1%	1.2%	1.5%	12.0%	(5.9%)	6.0%
Chicago Region										
Blackhawk	371	10/20/2000	$ 851	95.5%	96.9%	1.5%	(1.0%)	4.4%	(7.4%)	
Courtyards Village	224	8/29/2001	$ 819	97.8%	96.2%	1.9%	3.1%	(2.3%)	8.1%	
Cypress Place	192	12/27/2000	$ 919	97.9%	97.0%	1.3%	6.4%	(3.5%)	20.3%	
Lakeview Townhomes	120	10/18/2010	$ 1,127	92.7%	n/a	n/a	n/a	n/a	n/a	
The Colony	783	9/1/1999	$ 851	97.1%	95.2%	(1.0%)	3.7%	(0.0%)	7.3%	
The New Colonies	672	6/23/1998	$ 737	96.1%	95.7%	2.7%	2.7%	(1.8%)	6.9%	
Total Chicago Region	2,362		$ 819	96.7%	95.9%	0.9%	2.8%	(0.2%)	5.9%	3.8%
Florida Region										
The Hamptons	668	7/7/2004	$ 971	94.3%	93.2%	(1.5%)	0.3%	(4.8%)	6.4%	
Vinings at Hampton Village	168	7/7/2004	$ 1,095	96.6%	94.2%	(1.1%)	4.6%	(4.2%)	14.9%	
Total Florida Region	836		$ 996	94.8%	93.4%	(1.4%)	1.3%	(4.6%)	8.3%	1.5%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,233	98.0%	93.7%	1.1%	2.1%	4.1%	(0.1%)	
Cambridge Village	82	3/1/2002	$ 1,734	97.8%	98.8%	3.7%	6.5%	(2.7%)	14.5%	
Crescent Club Apartments	257	9/30/2010	$ 1,250	97.4%	n/a	n/a	n/a	n/a	n/a	
Devonshire Hills	656	7/16/2001	$ 1,553	95.9%	97.2%	1.0%	0.6%	3.0%	(0.9%)	
Hawthorne Court	434	4/4/2002	$ 1,415	96.8%	96.0%	2.9%	6.0%	3.5%	8.3%	
Heritage Square	80	4/4/2002	$ 1,713	97.6%	97.5%	0.9%	1.9%	(1.5%)	5.1%	
Holiday Square	144	5/31/2002	$ 1,207	95.2%	93.2%	2.0%	5.7%	(4.4%)	15.3%	
Lake Grove Apartments	368	2/3/1997	$ 1,414	95.4%	95.4%	3.6%	1.2%	(0.0%)	2.1%	
Mid-Island Estates	232	7/1/1997	$ 1,373	95.9%	95.9%	2.9%	3.8%	(15.4%)	23.0%	
Sayville Commons	342	7/15/2005	$ 1,573	95.5%	93.1%	1.5%	5.8%	7.5%	4.3%	
South Bay Manor	61	9/11/2000	$ 1,616	93.9%	97.9%	0.1%	(4.1%)	3.5%	(11.4%)	
Southern Meadows	452	6/29/2001	$ 1,393	94.3%	96.2%	2.7%	(1.1%)	(1.5%)	(0.8%)	
Westwood Village Apts	242	3/1/2002	$ 2,343	95.5%	94.8%	4.3%	4.8%	(0.2%)	8.5%	
Woodmont Village Apts	97	3/1/2002	$ 1,313	96.1%	95.7%	2.4%	(0.2%)	2.2%	(1.7%)	
Yorkshire Village Apts	40	3/1/2002	$ 1,810	98.9%	97.2%	3.8%	7.8%	9.2%	6.1%	
Total Long Island Region	3,647		$ 1,521	95.8%	95.7%	2.4%	2.6%	0.7%	4.2%	11.5%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,224	97.9%	98.3%	3.7%	3.5%	(3.5%)	7.1%	
Redbank Village	500	7/7/1998	$ 872	97.6%	96.6%	1.7%	5.8%	(4.5%)	14.1%	
Total Maine Region	620		$ 940	97.6%	97.0%	2.2%	5.2%	(4.3%)	12.1%	1.3%

OWNED COMMUNITY RESULTS

FIRST QUARTER 2011

	# of Units	Date Acquired		1Q '11 Rent/Mo.	1Q '11 Occup.	1Q '10 Occup.	1Q '11 versus 1Q '10 % Growth				1Q '11 % Co. NOI
							Rental Rates[1]	Total Revenue	Total Expense	Total NOI	
New Jersey Region											
Barrington Gardens	148	3/1/2005	$	1,166	95.9%	95.9%	4.9%	5.1%	5.5%	4.7%	
Chatham Hill Apartments	308	1/30/2004	$	1,703	94.1%	86.7%	1.1%	8.9%	0.6%	13.7%	
East Hill Gardens	33	7/7/1998	$	1,536	93.4%	96.8%	0.8%	(5.2%)	15.2%	(15.5%)	
Hackensack Gardens	198	3/1/2005	$	1,096	98.0%	95.1%	3.6%	9.5%	2.0%	17.1%	
Jacob Ford Village	270	2/15/2007	$	1,215	95.3%	93.6%	4.7%	9.3%	(0.7%)	18.9%	
Lakeview	106	7/7/1998	$	1,355	98.0%	96.5%	0.1%	4.4%	5.2%	3.6%	
Northwood Apartments	134	1/30/2004	$	1,318	97.4%	97.7%	1.6%	1.7%	(24.7%)	27.4%	
Oak Manor	77	7/7/1998	$	1,739	93.6%	95.1%	(1.0%)	0.2%	(17.3%)	15.6%	
Pleasant View	1,142	7/7/1998	$	1,137	95.4%	94.9%	2.7%	3.7%	(1.3%)	8.4%	
Pleasure Bay	270	7/7/1998	$	1,035	93.9%	94.4%	3.3%	(1.6%)	4.2%	(8.2%)	
Royal Gardens Apartments	550	5/28/1997	$	1,231	95.5%	95.6%	1.9%	3.0%	4.6%	1.5%	
Wayne Village	275	7/7/1998	$	1,386	95.7%	97.5%	1.0%	0.7%	(8.7%)	7.9%	
Windsor Realty	67	7/7/1998	$	1,274	95.2%	94.2%	9.5%	(1.5%)	8.6%	(11.0%)	
Total New Jersey Region	3,578		$	1,249	95.4%	94.4%	2.4%	3.9%	(0.8%)	8.1%	9.1%
Philadelphia Region											
Castle Club	158	3/15/2000	$	956	94.7%	92.4%	0.2%	3.8%	(7.2%)	15.8%	
Chesterfield	247	9/23/1997	$	895	96.3%	94.6%	1.1%	5.4%	(5.9%)	18.5%	
Curren Terrace	318	9/23/1997	$	851	93.3%	93.5%	(0.2%)	(1.4%)	(6.5%)	5.2%	
Glen Brook	174	7/28/1999	$	825	92.5%	95.4%	2.7%	(3.1%)	(3.4%)	(2.6%)	
Glen Manor	174	9/23/1997	$	804	94.0%	95.5%	3.1%	3.4%	1.0%	6.7%	
Golf Club	399	3/15/2000	$	1,069	94.8%	94.6%	2.8%	4.3%	4.2%	4.3%	
Hill Brook Place	274	7/28/1999	$	880	95.8%	95.0%	3.4%	12.8%	3.6%	24.2%	
Home Properties of Bryn Mawr	316	3/15/2000	$	1,216	96.8%	90.0%	7.2%	17.4%	(4.2%)	38.6%	
Home Properties of Devon	631	3/15/2000	$	1,106	94.3%	93.2%	3.4%	5.7%	(6.8%)	16.2%	
New Orleans Park	442	7/28/1999	$	850	94.8%	94.7%	0.8%	4.3%	(0.9%)	11.5%	
Racquet Club	466	7/7/1998	$	1,036	96.1%	96.7%	1.3%	3.9%	0.1%	7.2%	
Racquet Club South	103	5/27/1999	$	884	96.9%	94.3%	2.5%	8.6%	(1.2%)	22.8%	
Ridley Brook	244	7/28/1999	$	919	94.0%	94.0%	1.1%	3.6%	(1.5%)	9.7%	
Sherry Lake	298	7/23/1998	$	1,177	94.8%	94.2%	3.8%	7.5%	4.3%	9.8%	
The Brooke at Peachtree Village	146	8/15/2005	$	1,112	97.8%	96.9%	0.4%	2.7%	14.8%	(4.0%)	
The Landings	384	11/25/1996	$	982	96.6%	94.7%	3.1%	3.3%	3.7%	3.0%	
Trexler Park	250	3/15/2000	$	1,037	96.8%	89.3%	0.2%	7.8%	2.7%	12.1%	
Trexler Park West	216	8/15/2008	$	1,256	97.2%	93.2%	2.5%	7.9%	4.0%	10.1%	
William Henry	363	3/15/2000	$	1,096	93.5%	94.8%	4.8%	3.2%	3.8%	2.5%	
Total Philadelphia Region	5,603		$	1,012	95.2%	94.0%	2.6%	5.5%	(0.4%)	11.1%	12.6%
Washington, D.C. Region											
1200 East West	247	5/11/2010	$	1,704	95.0%	n/a	n/a	n/a	n/a	n/a	
Arbor Park of Alexandria	851	11/16/2000	$	1,301	96.2%	95.4%	(0.9%)	(4.0%)	(18.3%)	5.8%	
Braddock Lee	255	3/16/1998	$	1,308	97.7%	97.0%	3.6%	4.1%	(6.5%)	12.1%	
Cider Mill	864	9/27/2002	$	1,127	95.1%	95.1%	3.1%	1.7%	(8.2%)	11.2%	
Cinnamon Run	511	12/28/2005	$	1,229	94.1%	95.3%	2.4%	1.1%	(10.8%)	7.9%	
Courts at Huntington Station	202	Under Construction	$	1,926	81.3%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$	1,319	99.2%	97.7%	4.5%	2.2%	(10.8%)	11.3%	
Elmwood Terrace	504	6/30/2000	$	912	95.1%	92.8%	1.2%	5.6%	(2.1%)	12.7%	
Falkland Chase	450	9/10/2003	$	1,368	94.2%	95.7%	2.8%	3.2%	(9.1%)	9.9%	
Mount Vernon Square	1,387	12/27/2006	$	1,211	96.4%	94.8%	1.7%	2.6%	(8.8%)	10.0%	
Park Shirlington	294	3/16/1998	$	1,296	96.7%	96.1%	1.2%	0.6%	(8.6%)	7.7%	
Peppertree Farm	879	12/28/2005	$	1,197	90.8%	92.4%	1.8%	(0.2%)	(11.1%)	8.0%	
Seminary Hill	296	7/1/1999	$	1,280	96.7%	97.8%	2.6%	(0.7%)	(7.4%)	4.7%	
Seminary Towers	541	7/1/1999	$	1,329	95.5%	96.0%	4.0%	3.5%	(8.4%)	13.4%	
Tamarron Apartments	132	7/16/1999	$	1,509	98.1%	97.7%	5.3%	5.0%	(7.7%)	12.1%	
The Apts at Wellington Trace	240	3/2/2004	$	1,281	98.5%	96.3%	0.9%	6.6%	(8.8%)	15.3%	
The Courts at Fair Oaks	364	9/30/2010	$	1,413	94.8%	n/a	n/a	n/a	n/a	n/a	
The Manor - MD	435	8/31/2001	$	1,259	92.0%	97.5%	2.6%	(4.3%)	(10.8%)	0.4%	
The Manor - VA	198	2/19/1999	$	1,001	97.4%	95.5%	0.8%	2.3%	(15.2%)	20.8%	
The Sycamores	185	12/16/2002	$	1,340	96.4%	97.0%	2.4%	2.9%	(11.7%)	12.8%	
Village at Potomac Falls	247	8/5/2010	$	1,270	96.6%	n/a	n/a	n/a	n/a	n/a	
Virginia Village	344	5/31/2001	$	1,289	98.1%	99.1%	3.8%	3.4%	(10.0%)	13.1%	
West Springfield	244	11/18/2002	$	1,421	98.6%	98.3%	3.1%	3.2%	(14.3%)	14.0%	
Westchester West	345	12/30/2008	$	1,282	92.3%	91.5%	2.4%	5.3%	(16.0%)	22.2%	
Woodleaf Apartments	228	3/19/2004	$	1,223	92.6%	94.7%	3.3%	2.4%	(9.9%)	10.0%	
Total Washington, D.C. Region	10,393		$	1,236	95.3%	95.4%	2.2%	1.5%	(10.3%)	10.1%	31.2%
TOTAL OWNED PORTFOLIO	**38,861**		**$**	**1,160**	**95.2%**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**100.0%**
TOTAL CORE PORTFOLIO	**35,798**		**$**	**1,151**	**95.3%**	**94.8%**	**2.2%**	**3.2%**	**(3.9%)**	**8.8%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
First Quarter 2011 vs. Fourth Quarter 2010

Region	% Units	1Q '11	4Q '10	Variance
Washington, D.C.	26.1%	95.3%	95.2%	0.1%
Baltimore	21.8%	94.5%	94.1%	0.4%
New Jersey, Long Island	19.5%	95.6%	96.2%	(0.6%)
Philadelphia	15.7%	95.2%	94.2%	1.0%
Boston	6.7%	95.1%	95.4%	(0.3%)
Chicago	6.3%	96.7%	96.6%	0.1%
Florida	2.3%	94.8%	93.3%	1.5%
Maine	1.6%	97.6%	96.4%	1.2%
Total Core	100.0%	95.3%	95.1%	0.2%

Year over Year Comparison
First Quarter 2011 vs. First Quarter 2010

Region	% Units	1Q '11	1Q '10	Variance
Washington, D.C.	26.1%	95.3%	95.4%	(0.1%)
Baltimore	21.8%	94.5%	93.9%	0.6%
New Jersey, Long Island	19.5%	95.6%	95.0%	0.6%
Philadelphia	15.7%	95.2%	94.0%	1.2%
Boston	6.7%	95.1%	95.1%	0.0%
Chicago	6.3%	96.7%	95.9%	0.8%
Florida	2.3%	94.8%	93.4%	1.4%
Maine	1.6%	97.6%	97.0%	0.6%
Total Core	100.0%	95.3%	94.8%	0.5%

March vs. Quarter Comparison

Region	% Units	Mar '11	1Q '11	Variance
Washington, D.C.	26.1%	95.5%	95.3%	0.2%
Baltimore	21.8%	94.8%	94.5%	0.3%
New Jersey, Long Island	19.5%	95.9%	95.6%	0.3%
Philadelphia	15.7%	95.8%	95.2%	0.6%
Boston	6.7%	95.5%	95.1%	0.4%
Chicago	6.3%	97.0%	96.7%	0.3%
Florida	2.3%	95.3%	94.8%	0.5%
Maine	1.6%	97.7%	97.6%	0.1%
Total Core	100.0%	95.6%	95.3%	0.3%

Net Operating Results - Core Properties

Sequential Results
First Quarter 2011 vs. Fourth Quarter 2010

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	26.1%	1.1%	2.8%	2.5%	3.0%
Baltimore	21.8%	1.1%	3.8%	7.3%	1.8%
New Jersey, Long Island	19.5%	(0.7%)	1.3%	8.8%	(3.9%)
Philadelphia	15.7%	1.7%	6.9%	8.0%	5.9%
Boston	6.7%	0.4%	(0.2%)	18.8%	(11.8%)
Chicago	6.3%	0.9%	2.5%	(1.9%)	7.2%
Florida	2.3%	(0.1%)	(1.1%)	0.1%	(2.3%)
Maine	1.6%	2.4%	3.1%	(0.3%)	5.1%
Total Core	100.0%	0.7%	2.9%	6.5%	0.5%

Year Over Year Results
First Quarter 2011 vs. First Quarter 2010

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	26.1%	1.9%	1.5%	(10.3%)	10.1%
Baltimore	21.8%	3.9%	4.5%	(9.2%)	14.6%
New Jersey, Long Island	19.5%	2.9%	3.2%	(0.0%)	5.9%
Philadelphia	15.7%	4.1%	5.5%	(0.4%)	11.1%
Boston	6.7%	1.5%	1.5%	12.0%	(5.9%)
Chicago	6.3%	3.0%	2.8%	(0.2%)	5.9%
Florida	2.3%	0.2%	1.3%	(4.6%)	8.3%
Maine	1.6%	4.2%	4.9%	(4.3%)	10.9%
Total Core	100.0%	2.8%	3.2%	(3.9%)	8.8%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Percentage Change in New Lease and Renewal Lease Rents Compared to Expiring Lease Rents

Region	2009 4Q New	Renewal	2010 1Q New	Renewal	2010 2Q New	Renewal	2010 3Q New	Renewal	2010 4Q New	Renewal	2011 1Q New	Renewal
Washington, D.C.	(6.0%)	2.0%	(4.1%)	1.9%	(0.8%)	2.4%	1.3%	3.5%	1.9%	3.6%	2.5%	4.1%
Baltimore	(6.0%)	1.8%	(3.4%)	2.2%	1.0%	3.3%	2.5%	4.1%	1.4%	3.9%	1.8%	3.4%
New Jersey, Long Island	(5.0%)	1.8%	(4.1%)	1.6%	0.2%	2.6%	3.4%	3.3%	1.3%	3.0%	0.2%	3.2%
Philadelphia	(9.0%)	1.0%	(5.0%)	0.6%	0.5%	1.5%	3.7%	3.0%	2.3%	3.4%	4.2%	3.4%
Boston	(7.4%)	0.7%	(5.4%)	1.2%	(1.7%)	(1.7%)	2.0%	2.6%	0.4%	3.6%	1.0%	3.4%
Chicago	(8.0%)	0.2%	(4.7%)	0.8%	(2.7%)	1.1%	(0.7%)	2.4%	0.0%	3.2%	3.7%	4.0%
Florida	(5.4%)	0.7%	(4.6%)	0.5%	(0.8%)	0.4%	(1.1%)	1.9%	(4.5%)	1.8%	(1.2%)	1.5%
Maine	(7.4%)	1.5%	(0.7%)	1.0%	1.1%	1.1%	4.2%	2.2%	(0.8%)	3.7%	4.9%	4.5%
Total Core	(6.0%)	1.6%	(4.2%)	1.6%	(0.2%)	2.3%	2.3%	3.4%	1.0%	3.5%	1.9%	3.5%
Spread [1]		7.6%		5.8%		2.5%		1.1%		2.5%		1.7%

Region	2010 January New	Renewal	2010 February New	Renewal	2010 March New	Renewal	2010 April New	Renewal	2010 May New	Renewal	2010 June New	Renewal
Washington, D.C.	(5.0%)	2.2%	(4.9%)	1.9%	(2.1%)	1.6%	(2.5%)	1.9%	(0.8%)	2.2%	1.0%	3.1%
Baltimore	(3.5%)	1.9%	(4.2%)	1.9%	(2.6%)	2.9%	0.1%	3.0%	1.2%	3.6%	1.3%	3.3%
New Jersey, Long Island	(4.2%)	1.6%	(4.9%)	1.6%	(3.2%)	1.5%	(3.3%)	2.2%	0.4%	2.9%	3.5%	2.7%
Philadelphia	(6.6%)	0.4%	(5.3%)	0.5%	(2.8%)	0.7%	0.1%	1.1%	0.0%	1.3%	0.9%	1.9%
Boston	(5.8%)	1.0%	(6.3%)	1.3%	(3.9%)	1.3%	(1.1%)	1.4%	(1.5%)	1.3%	(1.5%)	1.9%
Chicago	(8.4%)	1.0%	(5.0%)	0.9%	(2.0%)	0.7%	(4.8%)	1.1%	(1.5%)	0.6%	(2.4%)	1.6%
Florida	(7.0%)	0.2%	(4.6%)	0.7%	(2.7%)	0.7%	(3.2%)	0.3%	(1.5%)	0.7%	2.8%	0.7%
Maine	1.5%	1.3%	0.3%	0.7%	(3.3%)	1.3%	0.3%	1.8%	0.1%	0.6%	2.9%	1.4%
Total Core	(5.0%)	1.6%	(4.8%)	1.5%	(2.7%)	1.6%	(1.9%)	2.0%	(0.1%)	2.3%	1.3%	2.6%
Spread [1]		6.6%		6.3%		4.3%		3.9%		2.4%		1.3%

Region	2010 July New	Renewal	2010 August New	Renewal	2010 September New	Renewal	2010 October New	Renewal	2010 November New	Renewal	2010 December New	Renewal
Washington, D.C.	(0.3%)	3.3%	2.3%	3.7%	2.0%	3.5%	1.1%	3.4%	2.8%	3.7%	2.2%	3.6%
Baltimore	2.2%	3.7%	2.7%	4.3%	3.1%	4.4%	1.9%	4.3%	0.5%	3.7%	1.9%	3.7%
New Jersey, Long Island	2.6%	3.1%	4.6%	3.3%	2.9%	3.6%	2.1%	3.1%	0.4%	3.3%	1.3%	3.0%
Philadelphia	2.7%	2.3%	4.8%	3.1%	3.4%	3.6%	2.8%	3.4%	1.2%	3.5%	2.6%	3.2%
Boston	2.2%	2.3%	3.1%	2.6%	0.2%	2.8%	1.0%	3.2%	(0.3%)	3.7%	0.7%	4.2%
Chicago	(2.4%)	2.5%	(1.0%)	2.5%	2.0%	2.2%	0.8%	1.9%	0.0%	4.0%	(0.9%)	4.5%
Florida	(0.6%)	1.2%	1.8%	2.3%	(5.3%)	2.2%	(3.1%)	1.9%	(6.0%)	1.2%	(4.2%)	2.4%
Maine	7.2%	1.3%	6.6%	2.1%	(1.0%)	3.4%	(1.4%)	4.4%	(1.8%)	4.4%	1.5%	2.6%
Total Core	1.4%	3.0%	3.1%	3.5%	2.2%	3.6%	1.4%	3.4%	0.8%	3.5%	0.9%	3.7%
Spread [1]		1.6%		0.4%		1.4%		2.0%		2.8%		2.8%

Region	2011 January New	Renewal	2011 February New	Renewal	2011 March New	Renewal	2011 April New	Renewal
Washington, D.C.	1.8%	3.8%	2.9%	4.3%	2.6%	4.4%	3.5%	3.5%
Baltimore	0.0%	3.3%	1.9%	3.4%	3.7%	3.4%	5.2%	3.8%
New Jersey, Long Island	(3.4%)	3.0%	0.1%	3.4%	2.7%	3.1%	2.9%	3.0%
Philadelphia	0.2%	3.7%	4.5%	2.8%	6.9%	3.5%	7.2%	4.1%
Boston	0.1%	3.2%	1.1%	3.5%	1.5%	3.6%	4.2%	3.5%
Chicago	2.9%	2.8%	3.4%	3.8%	4.8%	5.0%	6.9%	5.0%
Florida	(0.4%)	1.3%	(2.0%)	1.6%	(0.9%)	2.0%	1.8%	0.9%
Maine	1.7%	3.8%	1.6%	3.9%	9.9%	6.0%	10.1%	5.8%
Total Core	(0.0%)	3.3%	2.0%	3.5%	3.3%	3.7%	4.4%	4.0%
Spread [1]		3.4%		1.5%		0.4%		-0.4%

[1] Spread is the difference between the percentage change in rents on renewed leases compared to new leases.

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	1Q '11	4Q '10	3Q '10	2Q '10	1Q '10	Year '10	Year '09	Year '08
Eviction/skip	20.4%	16.4%	14.3%	14.8%	17.0%	15.6%	14.0%	14.6%
Employment related	15.0%	13.3%	13.6%	14.1%	14.8%	13.9%	15.7%	15.2%
Location convenience/ apartment size	12.6%	11.7%	13.3%	13.4%	10.0%	12.1%	10.1%	10.3%
Transfer w/in HME	11.2%	13.2%	11.2%	10.4%	14.6%	12.3%	12.9%	10.7%
Home purchase	9.5%	10.7%	10.6%	11.5%	11.1%	11.0%	12.3%	12.0%
Rent level	9.1%	9.9%	10.4%	9.6%	9.9%	10.0%	10.0%	9.5%

Traffic - Core / **Turnover - Core**

	Traffic 1Q '11 vs. 1Q '10	Signed Leases 1Q '11 vs. 1Q '10	Turnover 1Q '11	Turnover 1Q '10
Region				
Baltimore	3.6%	(6.0%)	7.7%	8.4%
Boston	11.9%	(7.0%)	6.6%	7.7%
Chicago	8.1%	(4.5%)	8.0%	9.1%
Florida	38.6%	(7.0%)	13.9%	12.4%
Long Island	(0.9%)	5.6%	6.8%	7.1%
Maine	6.0%	6.3%	7.7%	10.0%
New Jersey	3.6%	(2.7%)	7.8%	6.4%
Philadelphia	(2.7%)	(1.5%)	6.7%	7.2%
Washington, D.C.	9.9%	2.6%	7.3%	7.2%
Total Core	5.4%	(1.7%)	7.5%	7.7%

Bad Debt as % of Rent and Utility Recovery - Core

1Q '11	1Q '10
1.12%	1.25%

Net Operating Income Detail
($ in thousands, except per unit data)

Core Properties

	1Q '11	1Q '10	Qtr Variance	% Variance
Rent	$ 116,399	$ 113,185	$ 3,214	2.8%
Utility recovery	7,917	7,684	233	3.0%
Rent including recoveries	124,316	120,869	3,447	2.9%
Other income	5,437	4,914	523	10.6%
Total income	129,753	125,783	3,970	3.2%
Operating & maintenance	(53,760)	(55,931)	2,171	3.9%
Core Properties NOI	$ 75,993	$ 69,852	$ 6,141	8.8%
Physical Occupancy %	95.3%	94.8%	0.5%	
Weighted Avg Rent per Unit	$ 1,151	$ 1,126	$ 25	2.2%

Acquired Properties [1]

	1Q '11
Rent	$ 10,092
Utility recovery	128
Rent including recoveries	10,220
Other income	355
Total income	10,575
Operating & maintenance	(3,979)
Acquired Properties NOI	$ 6,596
Physical Occupancy %	95.4%
Weighted Avg Rent per Unit	$ 1,226

Development Properties [2]

	1Q '11
Rent	$ 930
Utility recovery	12
Rent including recoveries	942
Other income	75
Total income	1,017
Operating & maintenance	(540)
Developed Properties NOI	$ 477
Physical Occupancy %	81.3%
Weighted Avg Rent per Unit	$ 1,926

[1] Acquired Properties includes both acquired and stabilized development properties.
[2] Development Properties consists of one property that is under development and has partial availability of rental units.

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 24.1%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	1Q '11	1Q '10	Qtr Variance	% Variance
Electricity	$ 2,037	$ 2,209	$ (172)	(7.8%)
Gas	7,373	7,846	(473)	(6.0%)
Water & sewer	4,094	3,793	301	7.9%
Repairs & maintenance	5,768	5,775	(7)	(0.1%)
Personnel expense	12,055	11,998	57	0.5%
Advertising	992	999	(7)	(0.7%)
Legal & professional	376	382	(6)	(1.6%)
Office & telephone	1,401	1,417	(16)	(1.1%)
Property insurance	1,652	2,959	(1,307)	(44.2%)
Real estate taxes	12,109	12,135	(26)	(0.2%)
Snow	1,400	1,893	(493)	(26.0%)
Trash	747	865	(118)	(13.6%)
Property management G & A	3,756	3,660	96	2.6%
Total Core	$ 53,760	$ 55,931	$ (2,171)	(3.9%)

Discontinued Operations
 ($ in thousands)

The operating results of discontinued operations are summarized as follows for the three months ended March 31, 2011 and 2010:

	1Q '11	1Q '10
Revenues:		
Rental income	$ -	$ 1,115
Property other income	-	20
Total revenues	-	1,135
Expenses:		
Operating and maintenance	-	1,066
Interest expense	-	249
Depreciation and amortization	-	282
Total expenses	-	1,597
Income (loss) from discontinued operations	$ -	$ (462)

Summary Of Recent Acquisitions
($ in millions, except unit and per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2011 Acquisitions							
Acquired after the close of the 1st quarter							
Hunters Glen	Baltimore	MD	4/19/2011	108	7.2%	$ 7.0	$ 64,815
			Total 2011	**108**	**7.2%**	**$ 7.0**	**$ 64,815**

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2010 Acquisitions							
Middlebrooke Apartments	Baltimore	MD	4/1/2010	208	6.3%	$ 17.4	$ 83,413
Westbrooke Apartments	Baltimore	MD	4/1/2010	110	6.3%	6.3	57,727
Annapolis Roads	Baltimore	MD	6/17/2010	282	6.6%	32.5	115,248
The Greens at Columbia	Baltimore	MD	7/29/2010	168	6.1%	25.6	152,381
Village at Potomac Falls	Suburban D.C.	VA	8/5/2010	247	5.6%	38.5	155,870
Charleston Place	Baltimore	MD	9/30/2010	858	6.2%	103.0	120,047
The Courts at Fair Oaks	Suburban D.C.	VA	9/30/2010	364	5.9%	70.1	192,582
Crescent Club	Long Island	NY	9/30/2010	257	6.2%	31.3	121,595
Lakeview Townhomes	Chicago	IL	10/18/2010	120	6.2%	14.5	120,625
			Total 2010	**2,614**	**6.1%**	**$ 339.1**	**$ 129,734**
		Total 2011 and 2010 Acquisitions		**2,722**	**6.1%**	**$ 346.1**	**$ 127,158**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 2.7% management fee but before capital expenditures.

Summary Of Recent Sales
($ in millions, except unit and per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2011 Sales							
None			**Total 2011**	-		$ -	

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2010 Sales							
None			**Total 2010**	-		$ -	
			Total 2011 and 2010 Sales	-		$ -	

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 2.7% management fee but before capital expenditures.

Breakdown Of Owned Units By Market

Market	State	As of 12/31/2009	Net Acquired/ Developed in 2010	As of 12/31/2010	12/31/2010 % of Units	Net Acquired/ Developed in 2011	As of 3/31/2011	Current % of Units
Suburban Washington, D.C.	DC/MD/VA	9,333	1,060	10,393	26.74%	-	10,393	26.74%
Baltimore	MD	7,814	1,626	9,440	24.29%	-	9,440	24.29%
Suburban New York City	NY/NJ	6,967	258	7,225	18.59%	-	7,225	18.59%
Philadelphia	PA	5,603	-	5,603	14.42%	-	5,603	14.42%
Boston	MA	2,382	-	2,382	6.13%	-	2,382	6.13%
Chicago	IL	2,242	120	2,362	6.08%	-	2,362	6.08%
Florida	FL	836	-	836	2.15%	-	836	2.15%
Portland	ME	620	-	620	1.60%	-	620	1.60%
Total		**35,797**	**3,064**	**38,861**	**100.0%**	**0**	**38,861**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	03/31/11 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Timbercroft Townhomes 1 - 1st		Capmark - HUD	8.500	21,488	05/01/11	0.08
Lake Grove - 1st		Prudential - Fannie Mae	6.540	23,902,755	12/01/11	0.67
Lake Grove - 2nd		Prudential - Fannie Mae	5.510	10,378,281	12/01/11	0.67
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie Mae	5.490	83,784,846	01/01/12	0.76
Multi-Property Notes Pay		Seller Financing	4.000	83,167	02/01/12	0.84
Timbercroft III - 1st		Capmark - HUD	8.000	144,543	02/01/12	0.84
Castle Club Apartments		NorthMarq - Freddie Mac	7.080	6,167,018	05/01/12	1.09
Gateway Village		Prudential - Fannie Mae	6.885	6,335,799	05/01/12	1.09
The New Colonies		Prudential - Fannie Mae	7.110	17,955,117	06/01/12	1.17
Woodholme Manor		Prudential - Fannie Mae	7.165	3,423,522	07/01/12	1.25
Liberty Place	(1)	CW Capital - Fannie Mae	5.710	5,843,487	11/01/12	1.59
Hackensack Gardens - 1st		JPMorgan Chase - Fannie Mae	5.260	4,355,151	03/01/13	1.92
Hackensack Gardens - 2nd		JPMorgan Chase - Fannie Mae	5.440	4,247,055	03/01/13	1.92
Barrington Gardens		Wachovia - Freddie Mac	4.960	10,948,309	04/01/13	2.01
Canterbury Apartments - 1st		M&T Realty-Fannie Mae	5.020	26,564,535	05/01/13	2.09
Canterbury Apartments - 2nd		M&T Realty-Fannie Mae	6.460	16,574,832	05/01/13	2.09
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	2.42
Saddle Brook Apts. - 1st	(1)	Wells Fargo - Fannie Mae	5.840	26,860,750	11/01/13	2.59
Saddle Brook Apts. - 2nd	(1)	Wells Fargo - Fannie Mae	6.290	3,174,909	11/01/13	2.59
Falkland Chase		Centerline - Fannie Mae	5.480	11,311,654	04/01/14	3.01
The Apts. At Wellington Trace		M&T Realty - Freddie Mac	5.520	23,807,546	04/01/14	3.01
Hawthorne Court		Centerline - Fannie Mae	5.270	34,344,138	07/01/14	3.25
The Greens at Columbia	(1)	M&T Realty-Fannie Mae	3.930	9,766,390	08/01/14	3.34
Curren Terrace - 1st		M&T Realty - Freddie Mac	5.360	13,377,876	10/01/14	3.51
Curren Terrace - 2nd		M&T Realty - Freddie Mac	5.090	9,751,706	10/01/14	3.51
Westchester West - 1st	(1)	Deutsche Bank Berkshire - Freddie	6.150	26,651,202	03/01/15	3.92
Westchester West - 2nd	(1)	Deutsche Bank Berkshire - Freddie	6.640	7,422,345	03/01/15	3.92
Stratford Greens		Capital One Bank	5.750	30,879,528	07/01/15	4.25
Sayville Commons		M&T Realty - Freddie Mac	5.000	39,560,779	08/01/15	4.34
Charleston Place	(1)	Wells Fargo - Freddie Mac	3.770	32,769,239	09/01/15	4.42
Charleston Place	(1)	Wells Fargo - Freddie Mac	3.770	22,656,992	09/02/15	4.43
Charleston Place	(1)	Wells Fargo - Freddie Mac	3.770	19,894,585	09/03/15	4.43
Cypress Place Apartments		Prudential - Fannie Mae	6.555	10,168,056	11/01/15	4.59
Golf Club Apartments		Prudential - Fannie Mae	6.380	32,785,534	11/01/15	4.59
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,493,998	12/01/15	4.67
Cinnamon Run - 1st		M&T Realty - Freddie Mac	5.250	49,825,803	01/01/16	4.76
Cinnamon Run - 2nd		M&T Realty - Freddie Mac	5.550	5,166,388	01/01/16	4.76
Peppertree Farm - 1st		M&T Realty - Freddie Mac	5.250	76,691,724	01/01/16	4.76
Peppertree Farm - 2nd		M&T Realty - Freddie Mac	5.550	1,878,682	01/01/16	4.76
The Hamptons/Vinings at Hamptons		Prudential - Fannie Mae	5.565	50,638,915	02/01/16	4.84
Devonshire - 1st		Wachovia - Fannie Mae	5.600	37,060,567	04/01/16	5.01
Devonshire - 2nd		Wachovia - Fannie Mae	6.235	8,314,046	04/01/16	5.01
Mid-Island		Prudential - Fannie Mae	5.480	19,383,701	04/01/16	5.01
Owings Run 1 & 2		Prudential - Fannie Mae	5.590	41,958,217	04/01/16	5.01
Country Village		Centerline - Fannie Mae	5.520	18,598,192	06/01/16	5.18
Fox Hall Apartments		Columbia Nat'l - Freddie Mac	5.610	47,000,000	06/01/17	6.18
Mill Towne Village		Prudential - Fannie Mae	5.990	24,239,000	09/01/17	6.43
Royal Gardens Apts.		M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	6.59
Village Square 1, 2 & 3		Prudential - Fannie Mae	5.810	39,285,000	12/01/17	6.68
Chatham Hill		M&T Realty - Freddie Mac	5.590	44,301,108	01/01/18	6.76
William Henry Apartments		PNC - Fannie Mae	4.850	28,575,241	01/01/18	6.76
Seminary Towers Apartments		Prudential - Fannie Mae	5.485	53,515,000	07/01/18	7.26
The Manor (MD)		Prudential - Fannie Mae	4.230	46,441,417	11/01/18	7.59
Bonnie Ridge - 1st		Prudential Life	6.600	10,918,576	12/15/18	7.72
Bonnie Ridge - 2nd		Prudential Life	6.160	17,674,800	12/15/18	7.72
Bonnie Ridge - 3rd		Prudential Life	6.070	24,776,704	12/15/18	7.72
Annapolis Roads		Amerisphere - Fannie Mae	5.120	23,930,107	01/01/19	7.76
Ridgeview at Wakefield Valley		M&T Realty - Freddie Mac	5.750	18,238,468	01/01/19	7.76
The Sycamores		M&T Realty - Freddie Mac	5.710	21,263,963	01/01/19	7.76
Top Field Apartments		M&T Realty - Fannie Mae	4.840	16,581,548	01/01/19	7.76
Westwood Village		M&T Realty - Freddie Mac	5.680	46,593,595	01/01/19	7.76
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,152,846	06/01/19	8.18
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,461,619	06/01/19	8.18
The Brooke at Peachtree		Wells Fargo - Fannie Mae	5.470	12,310,264	07/01/19	8.26
Glen Manor		Prudential - Fannie Mae	5.830	7,900,114	08/01/19	8.34
Ridley Brook		Prudential - Fannie Mae	5.830	13,114,875	08/01/19	8.34
The Courts at Fair Oaks	(1)	CW Capital - Freddie Mac CME	4.500	49,596,404	08/01/19	8.34
Southern Meadows		Red Mortgage - Fannie Mae	5.360	40,692,208	10/01/19	8.51
Elmwood Terrace		M & T Realty - Fannie Mae	5.560	26,699,581	11/01/19	8.59
Lakeview		Greystone - Fannie Mae	5.310	9,070,115	12/01/19	8.68
The Landings		Prudential - Fannie Mae	5.600	26,138,409	01/01/20	8.76
East Meadow Apartments		M&T Realty - Freddie Mac	5.400	14,717,561	05/01/20	9.09
Selford Townhomes		M&T Realty - Freddie Mac	5.400	8,897,565	05/01/20	9.09
South Bay Manor		M&T Realty - Freddie Mac	5.400	6,747,320	05/01/20	9.09
Stone Ends Apts.		M&T Realty - Freddie Mac	5.400	25,061,475	05/01/20	9.09
Tamarron Apartments		M&T Realty - Freddie Mac	5.400	14,725,470	05/01/20	9.09

PROPERTY		LENDER	INTEREST RATE	03/31/11 BALANCE	MATURITY DATE	YEARS TO MATURITY
The Manor (VA)		M&T Realty - Freddie Mac	5.400	13,820,884	05/01/20	9.09
Woodmont Village		M&T Realty - Freddie Mac	5.400	9,972,193	05/01/20	9.09
Trexler Park		Greystone - Fannie Mae	4.340	38,535,961	08/01/20	9.35
New Orleans Park		M & T Realty - Fannie Mae	4.580	23,591,226	11/01/20	9.60
Arbor Park of Alexandria		Prudential - Fannie Mae	4.350	97,132,687	11/01/20	9.60
Racquet Club East		PNC - Fannie Mae	4.740	37,731,291	12/01/20	9.68
Heritage Woods Apts		Greystone - Fannie Mae	5.390	14,465,366	01/01/21	9.76
The Meadows at Marlborough		Prudential - Fannie Mae	5.500	21,120,337	01/01/21	9.76
Home Properties of Devon		M & T Realty - Fannie Mae	4.850	60,400,000	08/01/21	10.35
Pleasant View Gardens		Prudential - Fannie Mae	4.510	96,049,612	11/01/21	10.60
Dunfield Townhomes		Centerline Capital - HUD	5.250	11,790,618	09/01/28	17.44
Highland House	(1)	Arbor Comml - Fannie Mae	6.320	5,878,074	01/01/29	17.77
Westwoods	(1)	Midland Loan Services - HUD	5.940	3,518,959	06/01/34	23.19
WTD AVG - FIXED SECURED			**5.357**	2,199,550,928		**6.28**
VARIABLE RATE SECURED						
Virginia Village		Wachovia - Freddie Mac	2.075	29,709,848	07/01/15	4.25
Adjusts Monthly - Freddie 30d Ref + 1.99						
Hill Brook Apts		M&T Realty - Freddie Mac	3.551	12,779,500	09/01/16	5.43
Adjusts Monthly - 30L + 2.85 + .44						
Wayne Village		M&T Realty - Freddie Mac	3.648	26,014,376	09/01/16	5.43
Adjusts Monthly - 30L + 3.00 + .387						
Cider Mill Apts		M&T Realty - Freddie Mac	3.431	62,492,404	01/01/17	5.76
Adjusts Monthly - 30L + 2.89 + .31						
The Heights at Marlborough		PNC Real Estate	3.631	23,499,084	01/01/17	5.76
Adjusts Monthly - 30L + 3.02 + .35						
Sherry Lake		M&T Realty - Freddie Mac	3.157	25,929,147	04/01/17	6.01
Adjusts Monthly - 30L + 2.67 + .226						
Falkland Chase		Montgomery Cty HOC-Fannie	1.319	24,695,000	10/01/30	19.52
Adjusts Weekly - BMA Index + 1.10						
WTD AVG - VARIABLE SECURED			**3.004**	205,119,358		**7.17**
WTD AVG - TOTAL SECURED DEBT			**5.156**	2,404,670,286		**6.36**
FIXED RATE UNSECURED						
Exchangeable Senior Notes			5.750	138,756,335	11/01/26	15.60
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit		M and T Bank et. al.	2.6125	42,500,000	08/31/13	2.42
Adjusts Daily 30 LIBOR + 2.30						
TOTAL COMBINED DEBT			**5.146**	**$ 2,585,926,621**		**6.79**
% OF PORTFOLIO - FIXED				**90.4%**		

WTG AVG - TOTAL SECURED DEBT	**5.156**	**6.36**
WTD AVG - TOTAL PORTFOLIO	**5.146**	**6.79**

(1) General ledger balance and rate have been adjusted pursuant to ASC 805-10 (f.k.a FAS 141R) to reflect fair market value of debt.

MATURING MORTGAGE DEBT SCHEDULE

YEAR OF MATURITY	FIXED RATE		VARIABLE RATE		TOTAL DEBT	
	WTD AVG RATE	DEBT	WTD AVG RATE	DEBT	DEBT	% OF TOTAL
2011	6.23	34,302,524			34,302,524	**1.43%**
2012	5.93	123,737,498	-	-	123,737,498	**5.15%**
2013	6.05	192,725,541	-	-	192,725,541	**8.01%**
2014	5.22	102,359,309	-	-	102,359,309	**4.26%**
2015	5.17	233,282,258	2.08	29,709,848	262,992,106	**10.94%**
2016	5.45	309,516,235	3.62	38,793,875	348,310,111	**14.48%**
2017	5.78	157,524,000	3.41	111,920,634	269,444,634	**11.21%**
2018	5.34	226,202,847	-	-	226,202,847	**9.41%**
2019	5.36	289,605,706	-	-	289,605,706	**12.04%**
2020	4.83	317,072,044	-	-	317,072,044	**13.19%**
2021 - 2034	4.88	213,222,966	1.32	24,695,000	237,917,966	**9.89%**
TOTAL	5.36	$ 2,199,550,928	3.004	$ 205,119,358	$ 2,404,670,286	100.00%

Unencumbered Properties

Property	# Units	Market	State
Middlebrooke Apartments	208	Baltimore	MD
Morningside Heights	1,050	Baltimore	MD
The Coves at Chesapeake	469	Baltimore	MD
Westbrooke Apartments	110	Baltimore	MD
Gardencrest	696	Boston	MA
The Townhomes of Beverly	204	Boston	MA
The Village at Marshfield	276	Boston	MA
Blackhawk Apartments	371	Chicago	IL
Courtyards Village	224	Chicago	IL
Lakeview Townhomes	120	Chicago	IL
The Colony	783	Chicago	IL
Bayview & Colonial	160	Long Island	NY
Cambridge Village	82	Long Island	NY
Crescent Club	256	Long Island	NY
Heritage Square	80	Long Island	NY
Holiday Square	144	Long Island	NY
Yorkshire Village	40	Long Island	NY
Liberty Commons	120	Maine	ME
East Hill Gardens	33	Northern NJ	NJ
Jacob Ford Village	270	Northern NJ	NJ
Pleasure Bay	270	Northern NJ	NJ
Windsor Realty	67	Northern NJ	NJ
Chesterfield Apartments	247	Philadelphia	PA
Glen Brook	177	Philadelphia	PA
Racquet Club South	103	Philadelphia	PA
1200 East West Highway	247	Suburban Washington, DC	MD
Courts at Huntington Station	202	Suburban Washington, DC	MD
Seminary Hill	296	Suburban Washington, DC	MD
Woodleaf Apartments	228	Suburban Washington, DC	MD
Braddock Lee	255	Suburban Washington, DC	VA
Village at Potomac Falls	247	Suburban Washington, DC	VA

Total Number of Units:	**8,035**
Total Number of Properties:	**31**

Recurring Capital Expenditure Summary

For 2011, the Company estimates that the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment will remain unchanged at $800 per apartment unit.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, among other items community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,437	9	$ 160	$ 13	$ 173
Blinds, shades	135	3	45	7	52
Carpets, cleaning	770	4	193	180	373
Computers, equipment, misc.[4]	120	6	20	18	38
Contract repairs	-	-	-	147	147
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	-	28
Furnace, air (HVAC)	847	24	35	105	140
Hot water heater	260	7	37	-	37
Interior painting	-	-	-	205	205
Kitchen, bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	131	131
New roof	800	24	33	-	33
Parking lot site	540	15	36	-	36
Pool, exercise facility	130	15	9	54	63
Windows major	1,505	20	75	-	75
Miscellaneous [6]	351	17	21	-	21
Total	$ 8,429		$ 800	$ 860	$ 1,660

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $860 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule.

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $800 per unit is spent on recurring capital expenditures in 2011 and 2010. During the three months ended March 31, 2011 and 2010, approximately $200 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating, capital improvements for the three months ended March 31, 2011 as follows:

For the three months ended March 31, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 111	$ 3	$ 111	$ 3
Major building improvements	1,191	31	1,946	51	3,137	82
Roof replacements	200	5	-	-	200	5
Site improvements	432	11	610	16	1,042	27
Apartment upgrades	1,667	44	4,814	125	6,481	169
Appliances	1,186	31	-	-	1,186	31
Carpeting, flooring	2,122	55	297	8	2,419	63
HVAC, mechanicals	691	18	1,075	28	1,766	46
Miscellaneous	192	5	1,030	27	1,222	32
Totals	$ 7,681	$ 200	$ 9,883	$ 258	$ 17,564	$ 458

[a] Calculated using the weighted average number of units owned, including 35,798 core units, and 2010 acquisition units of 2,614 for the three months ended March 31, 2011.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended March 31, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 7,159	$ 200	$ 8,486	$ 238	$ 15,645	$ 438
2010 Acquisition Communities	522	200	1,397	534	1,919	734
Sub-total	7,681	200	9,883	258	17,564	458
Corporate office expenditures [b]	-	-	-	-	678	-
	$ 7,681	$ 200	$ 9,883	$ 258	$ 18,242	$ 458

[a] Calculated using the weighted average number of units owned, including 35,798 core units, and 2010 acquisition units of 2,614 for the three months ended March 31, 2011.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 3/31/2011	Quarter 3/31/2010	Change
Net Operating Income	$ 75,993	$ 69,853	8.8%
Less: Non Recurring Cap Ex @ 6%	(509)	-	-
Adjusted Net Operating Income	$ 75,484	$ 69,853	8.1%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Pipeline as of March 31, 2011
($ in thousands)

	Property Type		# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:										
Courts at Huntington Station	Podium	Phase One	202					2Q 10	4Q 10	93.6%
Alexandria, VA		Phase Two	219					2Q 11	2Q 11	
Total Courts at Huntington Station			421	$ 127,200	$ 302.1	$ 118,206	1Q 08	2Q 10	2Q 11	
The Apartments at Cobblestone Square	Garden		314	49,100	156.4	15,287	1Q 11	3Q 11	1H 12	n/a
Fredericksburg, VA										
Total Under Construction			735	$ 176,300	$ 239.9					
Pre-construction:										
Ripley Street	High Rise		379	111,200	293.4	22,453	2H 11	4Q 12	1H 13	n/a
Silver Spring, MD										
Falkland North	High Rise		tbd	tbd	tbd	3,225	tbd	tbd	tbd	n/a
Silver Spring, MD										
Under contract:										
Courts at Spring Mill Station	Donut/Podium		385	78,500	203.9	462	1H 12	tbd	tbd	n/a
Conshohocken, PA										
Total						$ 159,633				

The Company's guidance for the remaining three quarters is unchanged from the guidance given in February 2011. Please refer to our Fourth Quarter Supplemental Information for detail on guidance assumptions.

2011 Earnings Guidance	**Actual First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
2011 compared to 2010					
FFO per share - **2011** guidance	$0.864	$.82 - $.86	$.83 - $.87	$.86 - $.90	$3.37 - $3.49
Midpoint of guidance	$0.864	$0.84	$0.85	$0.88	$3.43
FFO per share - **2010** actual	$0.707	$0.760	$0.788	$0.845	$3.104
Improvement projected	22.2%	10.6%	7.9%	4.1%	10.5%
2011 compared to 2010 based on "Operating FFO"					
FFO per share - **2011** Operating FFO	$0.864	$.83 - $.87	$.85 - $.89	$.87 - $.91	$3.41 - $3.53
Midpoint of guidance	$0.864	$0.85	$0.87	$0.89	$3.47
Operating FFO per share - **2010** actual	$0.707	$0.773	$0.833	$0.846	$3.163
Improvement projected	22.2%	10.0%	4.5%	5.2%	9.7%
Assumptions for midpoint of guidance:					
Same store rental revenue growth	2.8%	3.7%	4.0%	4.0%	3.7%
Same store property other income growth	6.0%	9.4%	-0.3%	-4.7%	2.6%
Same store total revenue growth	3.2%	4.1%	3.7%	3.3%	3.6%
Same store expense growth	-3.9%	4.8%	4.8%	3.1%	2.0%
Same store NOI growth	8.8%	3.8%	3.0%	3.4%	4.7%
Assumption for occupancy in guidance:					
Same store **2011** physical occupancy	95.3%	95.6%	95.5%	95.3%	95.4%
Same store **2010** physical occupancy	94.8%	95.5%	95.4%	95.1%	95.2%
Change in occupancy	0.5%	0.1%	0.1%	0.2%	0.2%